UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number 000-11917

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: The Davey 401KSOP and ESOP
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Davey Tree Expert Company 1500 North Mantua Street P.O. Box 5193 Kent, Ohio 44240

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The Davey 401KSOP and ESOP ("Plan")
Form 11-K
December 31, 2009

TABLE OF CONTENTS

Page

Signatures	2

Index to Financial Statements and Supplemental Schedules	3

Exhibit Index

Exhibit 23 Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

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The Davey 401KSOP and ESOP
December 31, 2009

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE DAVEY 401KSOP AND ESOP

	By:	The Davey Tree Expert Company
as Plan Administrator

Date: June 17, 2010	By:	/s/ David E. Adante
David E. Adante
Executive Vice President, Chief Financial Officer
and Secretary

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The Davey 401KSOP and ESOP ("Plan")

Audited financial statements and supplemental schedules for the Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of an audited statement of financial condition and audited statement of income and changes in plan equity.

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Page

Report of Independent Registered Public Accounting Firm	F-1

Financial Statements

Statement of Net Assets Available for Benefits--December 31, 2009	F-2

Statement of Net Assets Available for Benefits--December 31, 2008	F-3

Statement of Changes in Net Assets Available for Benefits--Year ended December 31, 2009	F-4

Notes to Financial Statements--December 31, 2009	F-5

Supplemental Schedules

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)--December 31, 2009	F-16

All other schedules are omitted as not applicable or not required.

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Report of Independent Registered Public Accounting Firm

To the 401KSOP and ESOP Committee
The Davey 401KSOP and ESOP
Kent, Ohio

We have audited the accompanying statements of net assets available for benefits of The Davey 401KSOP and ESOP as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Akron, Ohio
June 17, 2010

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The Davey 401KSOP and ESOP
Statement of Net Assets Available for Benefits
December 31, 2009

	Nonparticipant
	Directed
	The Davey Tree	Participant
	Expert	Directed
	Company Stock	Investment	Total
	Fund	Funds	December 31, 2009

Assets
Investments, at fair value:
Common shares	$70,262,650	$5,487,954	$75,750,604
Mutual funds	-	37,468,356	37,468,356
Common collective trust funds	211,410	5,392,497	5,603,907
Total investments	70,474,060	48,348,807	118,822,867

Receivables:
The Davey Tree Expert Company contributions	2,239,202	-	2,239,202
Participants' contributions	-	173,680	173,680
Participant receivables transferred from other plans	-	198,701	198,701
Total receivables	2,239,202	372,381	2,611,583
Net assets available for benefits at fair value	72,713,262	48,721,188	121,434,450

Adjustment from fair value to contract value for interest in common collective
trust funds relating to fully benefit-responsive investment contracts	(422)	(10,611)	(11,033)

Net assets available for benefits	$72,712,840	$48,710,577	$121,423,417

See notes to financial statements.

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The Davey 401KSOP and ESOP
Statement of Net Assets Available for Benefits
December 31, 2008

	Nonparticipant
	Directed
	The Davey Tree	Participant
	Expert	Directed
	Company Stock	Investment	Total
	Fund	Funds	December 31, 2008

Assets
Investments, at fair value:
Common shares	$74,105,489	$5,375,448	$79,480,937
Mutual funds	-	19,350,590	19,350,590
Common collective trust funds	199,962	3,227,757	3,427,719
Total investments	74,305,451	27,953,795	102,259,246

Receivables:
The Davey Tree Expert Company contributions	1,165,233	-	1,165,233
Participants' contributions	-	166,281	166,281
Transferred assets due from other plans	-	10,229,489	10,229,489
Total receivables	1,165,233	10,395,770	11,561,003
Net assets available for benefits at fair value	75,470,684	38,349,565	113,820,249

Adjustment from fair value to contract value for interest in common collective
trust funds relating to fully benefit-responsive investment contracts	11,191	179,973	191,164

Net assets available for benefits	$75,481,875	$38,529,538	$114,011,413

See notes to financial statements.

Index

The Davey 401KSOP and ESOP
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2009

	Nonparticipant
	Directed
	The Davey Tree Expert	Participant Directed	Total
	Company Stock Fund	Investment Funds	Year Ended December 31, 2009

Additions to net assets attributed to:
Contributions:
Participants	$-	$4,886,360	$4,886,360
The Davey Tree Expert Company:
Common shares	2,239,202	282,110	2,521,312
Participant receivables collected	-	109,410	109,410
Net appreciation in fair value of investments	742,754	7,450,172	8,192,926
Interest income	-	81,546	81,546
Dividends	744,001	387,367	1,131,368
Total additions	3,725,957	13,196,965	16,922,922

Deductions from net assets attributed to:
Distributions to participants:
Cash	5,085,280	2,942,369	8,027,649
Common shares	1,409,712	-	1,409,712
Administrative expenses	-	73,557	73,557
Total deductions	6,494,992	3,015,926	9,510,918

Net (decrease) increase	(2,769,035)	10,181,039	7,412,004

Net assets available for benefits:
Beginning of year	75,481,875	38,529,538	114,011,413
End of year	$72,712,840	$48,710,577	$121,423,417

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The Davey 401KSOP and ESOP
Notes to Financial Statements
December 31, 2009

A.	Description of the Plan

The following description of The Davey 401KSOP and ESOP (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan was established for the benefit of eligible employees as of January 1, 1979 and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (sometimes referred to as “ERISA”).

General--The Plan is a defined contribution plan covering substantially all eligible employees of The Davey Tree Expert Company (the "Company" and "Plan Sponsor") and each subsidiary of the Company that has adopted the Plan. The eligibility of employees to participate in the Plan is based, in general, on both attaining age 21 and completing one year of continuous service.

The Davey 401KSOP and ESOP, known for periods prior to January 1, 1997 as The Davey Tree Expert Company Employee Stock Ownership Plan was amended and restated effective March 1, 2003. The Plan’s most recent amendment was effective January 1, 2009.  The portion of the Plan consisting of The Davey Tree Expert Company Stock Fund (the “ESOP feature”) is an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Internal Revenue Code (the “Code”) as a stock bonus plan. The portion of the Plan that is not the ESOP feature is a profit-sharing plan that is intended to qualify under Section 401(a) of the Code and includes a cash or deferred arrangement intended to qualify under Section 401(k) of the Code.

Reliance Trust Company serves as trustee for the assets of The Davey Tree Expert Company Stock Fund and Wells Fargo Bank Minnesota, N.A. serves as trustee for all other assets of the Plan. Both Reliance and Wells Fargo provide custodial services. Wells Fargo also provides other services, including executing all buy, sell and reinvestment transactions, and collecting and reporting all dividend and interest payments.

Contributions--Participating employees have the option to make elective contributions, subject to the limit allowed by the Internal Revenue Code ($16,500 for 2009, excluding catch-up contributions), further limited by other maximum contribution limits established by federal law, and subject to a weekly minimum contribution of 1% of the participant's compensation. Effective January 2009, the Company implemented enhanced benefits to the Davey 401KSOP and ESOP which increased the annual matching contribution to a potential maximum of 100% for the first one percent and 50% of the next three percent – up to a four percent deferral. The matching contribution for 2008 and prior years was a maximum of 50% of a three percent deferral. Company contributions are made in either cash or common shares of the Company.

Participant Accounts--Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) plan earnings and charged with an allocation of administrative expenses. Allocations are based on the participant's selected investment mix. A participant is entitled to the benefit that can be provided from the participant's vested account balance.

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The Davey 401KSOP and ESOP
Notes to Financial Statements
December 31, 2009

A.	Description of the Plan (continued)

Participant Receivables Transferred from Other Plans--During 2008, the assets of The Care of Trees Employee Stock Ownership Plan and the assets of The Care of Trees, Inc. Deferred Compensation and Profit Sharing Plan were transferred into this Plan. Included in the assets transferred were participant receivables for which periodic payment is due at various dates through 2013, with annual interest thereon ranging from 6% to 10.25%. The carrying value of the participant receivables was $198,701 as at December 31, 2009 and the fair value approximated $216,374.

Vesting--Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after three years of continuous service, retirement (at 65 years of age or early retirement), permanent disability or death.

Investment Options--Participants were provided with the following fund options, as of December 31, 2009, and related investment profiles (provided by the fund managers), including directing up to 25% of their total contributions to The Davey Tree Expert Company Stock Fund.

Wells Fargo Diversified Bond Fund--Invests in different fixed income investment styles.

Wells Fargo Advantage Dow Jones Target Today Fund-- Invests in a diversified portfolio of money market funds, bonds and stocks (with a smaller focus on stocks and bonds). Investments in asset classes consistent with the stated objectives and time horizon.

Wells Fargo Advantage Dow Jones Target 2010 Fund-- Invests in a diversified portfolio of bonds and stocks (with a larger focus on bonds). Investments in asset classes consistent with the stated objectives and time horizon.

Wells Fargo Advantage Dow Jones Target 2015 Fund-- Invests in a diversified portfolio of bonds and stocks (with a larger focus on bonds). Investments in asset classes consistent with the stated objectives and time horizon.

Wells Fargo Advantage Dow Jones Target 2020 Fund-- Invests in a diversified portfolio of bonds and stocks (with an equal focus on stocks and bonds). Investments in asset classes consistent with the stated objectives and time horizon.

Wells Fargo Advantage Dow Jones Target 2025 Fund-- Invests in a diversified portfolio of bonds and stocks (with an equal focus on stocks and bonds). Investments in asset classes consistent with the stated objectives and time horizon.

Wells Fargo Advantage Dow Jones Target 2030 Fund-- Invests in a diversified portfolio of bonds and stocks (with a larger focus on stocks). Investments in asset classes consistent with the stated objectives and time horizon.

Wells Fargo Advantage Dow Jones Target 2035 Fund-- Invests in a diversified portfolio of bonds and stocks (with a larger focus on stocks). Investments in asset classes consistent with the stated objectives and time horizon..

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The Davey 401KSOP and ESOP
Notes to Financial Statements
December 31, 2009

A.	Description of the Plan (continued)

Wells Fargo Advantage Dow Jones Target 2040 Fund-- Invests in a diversified portfolio of bonds and stocks (with a heavy focus on stocks). Investments in asset classes consistent with the stated objectives and time horizon.

Wells Fargo Advantage Dow Jones Target 2045 Fund-- Invests in a diversified portfolio of bonds and stocks (with a heavy focus on stocks). Investments in asset classes consistent with the stated objectives and time horizon.

Wells Fargo Advantage Dow Jones Target 2050 Fund-- Invests in a diversified portfolio of bonds and stocks (with a heavy focus on stocks). Investments in asset classes consistent with the stated objectives and time horizon.

Janus Twenty Fund Inc--Invests in a core of 20 to 30 companies with growth potential that includes a combination of well-established, multinational businesses and medium-size and faster-growing companies.

American Beacon Large Cap Value Fund--Invests in equity securities of large market capitalization U.S. companies.

AIM Dynamics Fund Inc--Invests in equity securities of mid-sized core growth companies.

Vanguard Index TR Total Stock Market Fund--Invests in U.S. common stocks, designed to replicate the performance of the Wilshire 5000 Index.

Wells Fargo Large Cap Appreciation Fund--Invests in equity securities of large, established companies.

Franklin Small-Mid Cap Growth Fund--Invests in common stocks of small and medium sized companies.

Neuberger Berman Genesis Fund--Invests in common stocks of companies with market capitalizations less than $1.5 billion at the time of purchase.

Mutual Discovery Fund--Invests in common and preferred stocks, debt securities and convertible securities of small sized companies.

Templeton Growth Fund--Invests in common stocks and debt obligations of companies and governments in the U.S. and abroad.

Wells Fargo Index Fund--Invests in a diversified portfolio of common stocks included in the Standard and Poor's 500 Index designed to replicate the performance of the Standard & Poor's 500 Index.

Wells Fargo Stable Return Fund N4--Invests in high-grade money market instruments.

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The Davey 401KSOP and ESOP
Notes to Financial Statements
December 31, 2009

A.	Description of the Plan (continued)

The Davey Tree Expert Company Stock Fund--Invests in common shares of The Davey Tree Expert Company (with temporary investments made in a money market fund).

Participants may change their investment options daily.

Payments of Benefits--Participants who terminate may elect to receive distributions of vested benefits either in cash or common shares of the Company. Shares of The Davey Tree Expert Company Stock Fund issued after January 1, 1997 are to be distributed in a lump sum as either common shares or cash. Shares of The Davey Tree Expert Company Stock Fund issued before January 1, 1997 may be distributed in a lump sum of common shares; or at the option of the participant, cash may be distributed either in lump-sum or monthly, quarterly, or annual installments over a period not to exceed either the participant's normal life expectancy, or the normal life expectancy of the participant and their beneficiary. Former participants wishing to sell their shares must offer such shares first to the Plan and then to the Company.

Forfeited Accounts--Forfeited accounts arise from participants whose employment terminates before vesting occurs. However, if a former participant is rehired, in certain instances, forfeited accounts will be restored to the employee's Plan account. Amounts forfeited are used to restore previously forfeited accounts when necessary. Remaining amounts forfeited are used to offset future Company contributions. At December 31, 2009, forfeited accounts totaled $475,079.

Voting Rights--Each participant is entitled to exercise voting rights attributable to the common shares of the Company allocated to his or her account and is notified by the Trustee at least thirty days prior to the time such rights are to be exercised. Participants are requested to instruct the Trustee as to how shares should be voted.  If a participant does not provide the Trustee with instructions as to how shares should be voted, then such shares are voted, as provided in the Plan, proportionately in accordance with instructions received from other participants in the Plan.

B.	Summary of Significant Accounting Policies

Basis of Accounting--The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Investment Valuation and Income Recognition--The investments of the Plan are reported at fair value.

The change in net unrealized appreciation or (depreciation) on investments is included in the statement of changes in net assets available for benefits. Net appreciation (depreciation) in the fair value of investments includes the realized gain or loss on sale of investments sold and unrealized gains/losses on investments held during the year determined on a revalued cost basis.

Purchases and sales of securities are accounted for on the trade date.  Dividend income is accounted for on the ex-dividend date.

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The Davey 401KSOP and ESOP
Notes to Financial Statements
December 31, 2009

B.	Summary of Significant Accounting Policies (continued)

Adjustment from Fair Value to Contract Value--Financial Accounting Standards Board Staff Position AAG INV-1 and Statement of Position 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”), provides a definition of fully benefit-responsive investment contracts and guidance on financial statement presentation of fully benefit-responsive investment contracts. One of the investment options offered by the Plan, the Wells Fargo Stable Return Fund N4 (the “Stable Return Fund”), is a common collective trust that is fully invested in Wells Fargo Stable Return Fund G, which is invested in contracts deemed to be fully benefit-responsive within the meaning of the FSP. The FSP requires that the Plan report its investment in the Stable Return Fund at fair value. However, contract value is the relevant measure to the Plan, according to the FSP, because it is the amount that is available for Plan benefits.

Accordingly, in the statements of net assets available for benefits, the Stable Return Fund, along with the Plan’s other investments, is stated at fair value with a corresponding adjustment to reflect the investment in the Stable Return Fund at contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis. Contract value represents cost plus accrued interest minus redemptions.

Administrative Expenses--The costs of administering the Plan are paid by the Company, except for trustee and recordkeeping fees, Company stock valuation services and audit fees, which are paid by the Plan.

Use of Estimates--The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates and assumptions that affect reported amounts. Actual results could differ from those estimates.

Recent Accounting Guidance

The FASB Accounting Standards Codification--In June 2009, the Financial Accounting Standards Board (the “FASB”) issued its final Statement of Financial Accounting Standards No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162” (“FAS 168”). FAS 168 established the Accounting Standards Codification (the “Codification” or “FASB ASC”) as the single source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. SEC rules and interpretive releases are also sources of authoritative U.S. GAAP for SEC registrants. FAS 168 established two levels of U.S. GAAP – authoritative and nonauthoritative – and was incorporated into the Codification at FASB ASC Topic 105, “Generally Accepted Accounting Principles.”

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The Davey 401KSOP and ESOP
Notes to Financial Statements
December 31, 2009

B.	Summary of Significant Accounting Policies (continued)

The Codification simplifies user access to all authoritative accounting guidance by reorganizing U.S. GAAP pronouncements into a single source arranged by topic within a consistent structure. Following FAS 168, the FASB issues new standards in the form of Accounting Standards Updates (Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts are no longer issued). The FASB does not consider Accounting Standards Updates as authoritative in their own right; these updates will serve only to update the Codification, provide background information about the guidance, and provide the bases for conclusions on the changes in the Codification.

In the description of the Accounting Standards Update that follows, references relate to the Codification Topic and descriptive title.

Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements--In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-06, “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements,” which adds disclosure requirements for transfers in and out of Levels 1 and 2, requires separate disclosures for activity relating to Level 3 measurements, and clarifies input and valuation techniques. This ASU was effective for interim and annual periods beginning after December 15, 2009 (that is, the year ending December 31, 2010 for the Plan), except for the Level 3 disclosures, which are effective for fiscal years beginning after December 15, 2010 (that is, the year ending December 31, 2011 for the Plan) and for interim periods within those years. The adoption of the revised guidance in FASB ASC Topic 820 is not expected to affect the Plan’s financial position, results of operations or cash flows.

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The Davey 401KSOP and ESOP
Notes to Financial Statements
December 31, 2009

C.	Investments and Fair Value Measurements

The following is a summary of assets held for investment:

	December 31, 2009			December 31, 2008
	Number of			Number of
	Shares, Units	Fair		Shares, Units	Fair
	or Par Value	Value		or Par Value	Value

Investment at Fair Value as Determined by Independent Valuation

The Davey Tree Expert Company Common Stock	4,563,289	$75,750,604	*	4,846,399	$79,480,937	*

Investments at Fair Value as Determined by Quoted Market Price

Wells Fargo Diversified Bond Fund	96,294	2,294,679		67,825	1,515,223

Wells Fargo Advantage Dow Jones Target Today	45,574	462,581		3,045	28,988

Wells Fargo Advantage Dow Jones Target 2010	52,646	634,380		32,294	355,560

Wells Fargo Advantage Dow Jones Target 2015	91,474	823,268

Wells Fargo Advantage Dow Jones Target 2020	229,393	2,913,289		108,682	1,181,372

Wells Fargo Advantage Dow Jones Target 2025	120,217	1,043,484

Wells Fargo Advantage Dow Jones Target 2030	149,652	1,921,528		107,708	1,099,695

Wells Fargo Advantage Dow Jones Target 2035	156,442	1,289,082

Wells Fargo Advantage Dow Jones Target 2040	133,429	1,860,001		108,739	1,155,897

Wells Fargo Advantage Dow Jones Target 2045	124,908	1,017,996

Wells Fargo Advantage Dow Jones Target 2050	45,797	373,704		50,196	312,217

Janus Twenty Fund Inc	34,233	2,108,421		26,158	1,124,540

American Beacon Large Cap Value Fund	53,922	885,396		3,818	50,060

AIM Dynamics Fund Inc	73,088	1,317,776		23,609	297,944

Vanguard Index TR Total Stock Market Fund	20,038	531,009		15,938	335,328

Wells Fargo Large Cap Appreciation Fund	59,813	504,826		40,545	277,732

Franklin Small-Mid Cap Growth Fund	130,218	3,782,843		117,464	2,383,350

Neuberger Berman Genesis Fund	97,794	2,230,683		56,982	1,032,513

Mutual Discovery Fund	164,417	4,393,231		161,363	3,598,400

Templeton Growth Fund	222,807	3,745,380		181,032	2,362,466

Wells Fargo Index Fund	82,077	3,334,799		68,564	2,239,305

Investments at Estimated Fair Value

Stable Return Fund: Wells Fargo Stable Return Fund N4 **	124,094	5,527,650		78,973	3,415,706

Wells Fargo Money Market Fund	76,257	76,257		12,013	12,013

Total Investments		$118,822,867			$102,259,246

* Investments that represent 5% or more of the fair value of net assets available for benefits as of the date indicated.
** The contract value as of December 31, 2009 and 2008 totaled $5,516,617 and $3,606,870, respectively.

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The Davey 401KSOP and ESOP
Notes to Financial Statements
December 31, 2009

C.	Investments and Fair Value Measurements (continued)

During the year ended December 31, 2009, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Year Ended
December 31, 2009

The Davey Tree Expert Company common shares	$734,352
Mutual funds	7,293,943
Common collective trust funds	164,631
Net appreciation in fair value of investments	$8,192,926

Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Market participants are defined as buyers or sellers in the principal or most advantageous market for the asset or liability that are independent of the reporting entity, knowledgeable, and able and willing to transact for the asset or liability.

Valuation Hierarchy--A valuation hierarchy is used for presentation of the inputs to measure fair value.  This hierarchy prioritizes the inputs into three broad levels.  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.  Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument.  Level 3 inputs are unobservable inputs based on assumptions used to measure assets and liabilities at fair value.  A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.  The inputs or methodology used for valuing investments are not an indication of the risks associated with the investments.

Valuation Methodology and Valuation Hierarchy Classification

The following is a description of the valuation methodology used for the investments measured at fair value, including the general classification of the investments within the valuation hierarchy.

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The Davey 401KSOP and ESOP
Notes to Financial Statements
December 31, 2009

C.	Investments and Fair Value Measurements (continued)

The Davey Tree Expert Company Common Stock Fund--The Davey Tree Expert Company Common Stock Fund is comprised of the Company’s common shares and a small portion of short-term investments. The Company’s common shares are not listed or traded on an established public trading market and market prices are, therefore, not available.  Semiannually, for purposes of the Company’s 401KSOP, the fair market value of the common shares is determined by an independent stock valuation firm, based upon Company performance and financial condition, using a peer group of comparable companies selected by that firm.  The peer group at December 31, 2009 consisted of ABM Industries Incorporated, Comfort Systems USA, Inc., Dycom Industries, Inc., FirstService Corporation, Quanta Services, Inc., Rollins, Inc., and The Scotts Miracle-Gro Company.  The semiannual valuations are effective for a period of six months and the per share price established by those valuations is the price at which the Board of Directors of the Company has determined that the common shares will be bought and sold during that six-month period in transactions involving the Company or one of its employee benefit or stock purchase plans.  Since 1979, the Company has provided a ready market for all shareholders through its direct purchase of their common shares, although the Company is under no obligation to do so. The common shares, determined by independent valuation, are classified as Level 2 investments.

Mutual Funds--Mutual funds are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within Level 1 of the valuation hierarchy. The Wells Fargo Money Market Fund is valued at cost, which approximates fair value, and is classified within Level 2 of the valuation hierarchy.

Common Collective Trust Funds--Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds, based on the fair value of the underlying investments, and are classified as Level 2. The Wells Fargo Stable Return Fund N4 is a common collective trust fund. The Wells Fargo Money Market Fund is valued at cost, which approximates fair value, and is classified within Level 2 of the valuation hierarchy.

The Plan’s investments measured at fair value on a recurring basis at December 31, 2009 were as follows:

		Fair Value Measurements at December 31, 2009 Using:
	Total	Quoted prices	Significant	Significant
	Carrying	in	other observable	unobservable
	Value at	active markets	inputs	inputs
Investments	December 31, 2009	(Level 1)	(Level 2)	(Level 3)

Common shares	$75,750,604	$-	$75,750,604	$-
Mutual funds	37,468,356	37,468,356	-	-
Common collective trust funds	5,603,907	-	5,603,907	-
	$118,822,867	$37,468,356	$81,354,511	$-

Index

The Davey 401KSOP and ESOP
Notes to Financial Statements
December 31, 2009

C.	Investments and Fair Value Measurements (continued)

The Plan’s investments measured at fair value on a recurring basis at December 31, 2008 were as follows:

		Fair Value Measurements at December 31, 2008 Using:
	Total	Quoted prices	Significant	Significant
	Carrying	in	other observable	unobservable
	Value at	active markets	inputs	inputs
Investments	December 31, 2008	(Level 1)	(Level 2)	(Level 3)

Common shares	$79,480,937	$-	$79,480,937	$-
Mutual funds	19,350,590	19,350,590	-	-
Common collective trust funds	3,427,719	-	3,427,719	-
	$102,259,246	$19,350,590	$82,908,656	$-

D.	Concentration of Market Risks and Other Exposures

The Plan had investments in the common stock of The Davey Tree Expert Company of $ 75,750,604, approximating 62.4% of net assets at December 31, 2009, and $79,480,937, approximating 69.7% of net assets at December 31, 2008.

The investments in the common stock of The Davey Tree Expert Company are exposed to market risk—the potential economic loss that may result from adverse changes in fair value.  Other investments of the Plan are also exposed to various risks, such as market risk, interest risk and credit risk.

Due to the level of risk associated with the common stock of The Davey Tree Expert Company and other investments of the Plan, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

E.	Transactions with Party-in-Interest

Certain plan investments include funds managed by Wells Fargo Bank Minnesota, N.A., one of the trustees for the Plan, and, therefore, these transactions qualify as party-in-interest transactions, as defined. Fees paid to trustees during 2009 totaled $40,269.

F.	Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts.

Index

The Davey 401KSOP and ESOP
Notes to Financial Statements
December 31, 2009

G.	Tax Status of the Plan

The Internal Revenue Service has determined and informed the Company, in a letter dated February 9, 2005, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code (the "Code").  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Davey Tree Expert Company, as Plan Sponsor, believes that the Plan is operated in compliance with the applicable requirements of the Code.

H.	Reconciliation of Financial Statements to Form 5500

A reconciliation of net assets available for benefits and net increase (decrease) in net assets available for benefits between the accompanying financial statements and the Form 5500, “Annual Return/Report of Employee Benefit Plan,” follows:

	As of December 31,
	2009	2008
Statements of Net Assets Available for Benefits:
Net assets available for benefits per the financial statements	$121,423,417	$114,011,413
Adjustment from contract value to fair value for interest in common colective trust funds relating
to fully benefit-responsive investment contracts	11,033	(191,164)

Net assets available for benefits per the expected Form 5500, at fair value	$121,434,450	$113,820,249

		Year Ended
		December 31, 2009
Statement of Changes in Net Assets Available for Benefits:
Net increase in net assets available for benefits per the financial statements		$7,412,004
Adjustment from fair value to contract value for interest in common collective trust funds relating to fully benefit-responsive investment contracts:
At the beginning of the year		191,164
At the end of the year		11,033
		202,197

Net increase in net assets available for benefits per the expected Form 5500		$7,614,201

Index

The Davey 401KSOP and ESOP EIN: 34-0176110 Plan Number: 004 Schedule H, Line 4i--Schedule of Assets (Held at End of Year) December 31, 2009

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower,	Description of		Current
	Lessor or Similar Party	Investment	Cost	Value

*	The Davey Tree Expert Company (A)	Common Stock; 4,563,289 shares	$20,644,756	$75,750,604

	Mutual Funds:

*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Diversified Bond Fund--96,294 units	**	2,294,679

*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Advantage Dow Jones Target Today Fund--45,574 shares	**	462,581

*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Advantage Dow Jones Target 2010 Fund--52,646 shares	**	634,380

*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Advantage Dow Jones Target 2015 Fund--91,474 shares	**	823,268

*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Advantage Dow Jones Target 2020 Fund--229,393 shares	**	2,913,289

*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Advantage Dow Jones Target 2025 Fund--120,217 shares	**	1,043,484

*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Advantage Dow Jones Target 2030 Fund--149,652 shares	**	1,921,528

*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Advantage Dow Jones Target 2035 Fund--156,442 shares	**	1,289,082

*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Advantage Dow Jones Target 2040 Fund--133,429 shares	**	1,860,001

*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Advantage Dow Jones Target 2045 Fund--124,908 shares	**	1,017,996

*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Advantage Dow Jones Target 2050 Fund--45,797 shares	**	373,704

	Janus Capital	Janus Twenty Fund Inc-- 34,233 shares	**	2,108,421

	American Beacon	American Beacon Large Cap Value Fund--53,922 shares	**	885,396

	AIM Funds Group	AIM Dynamics Fund Inc-- 73,088 shares	**	1,317,776

	Vanguard	Vanguard Index TR Total Stock Market Fund--20,038 shares	**	531,009

*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Large Cap Appreciation Fund--59,813 shares	**	504,826

	Franklin Templeton	Franklin Small-Mid Cap Growth Fund--130,218 shares	**	3,782,843

	Neuberger Berman Group	Neuberger Berman Genesis Fund--97,794 shares	**	2,230,683

	Franklin Templeton	Mutual Discovery Fund-- 164,417 shares	**	4,393,231

	Franklin Templeton	Templeton Growth Fund-- 222,807 shares	**	3,745,380

*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Index Fund-- 82,077 units	**	3,334,799

	Common Collective Trust Funds:

*	Wells Fargo Bank Minnesota, N.A. (A)	Wells Fargo Stable Return Fund N4--124,094 units	5,186,430	5,527,650

*	Wells Fargo Bank Minnesota, N.A. (A)	Wells Fargo Money Market Fund--76,257 units	76,257	76,257

		Investments at Fair Value		$118,822,867

*	A party-in-interest as defined by ERISA
**	Cost Information is not required for participant-directed investments
(A)	Nonparticipant and participant directed